EXHIBIT 99.4



FOR IMMEDIATE RELEASE                                CONTACT: Cameron Barry
May 12, 1998                                         Frederick Brewing Co.
                                                     (301) 694-7899 x .108


      BREWERY'S FIRST QUARTER 1998 REVENUES UP 282% OVER FIRST QUARTER '97
          Frederick Brewing Co.'s Earnings, Distribution at Record High

FREDERICK, MD -- Frederick Brewing Co. (FBC) (NASDAQ: BLUE), brewers of Blue Ridge(R), Hempen(TM), Wild Goose(R) and Brimstone(TM) beers, today announced that first quarter 1998 sales nearly quadrupled to $1,015,000, compared to the same period last year. The Company said the sales increase resulted largely from sales of its two Hempen beers, which were introduced in the second and third quarters of 1997 and from March sales of the recently acquired Wild Goose and Brimstone brands.

"Barrelage is up 255 percent over first quarter 1997," said FBC's President, Marjorie A. McGinnis, "from 1,606 to 5,706." She noted that the January to March period has historically been the slowest quarter of the year for all beer sales. Revenues per barrel for the first quarters of 1998 and 1997 were $178 and $165 per barrel, respectively - an increase of $13 per barrel. She added, "We are seeing an immediate increase in sales from our acquisition of the Wild Goose and Brimstone brands, while sales of Hempen and Blue Ridge continue to grow. Our distribution network also continues to expand. During the quarter we added 3 wholesalers in two new markets to distribute the Hempen line and we integrated 46 Wild Goose distributors into our system."

FBC's CEO, Kevin Brannon, notes that investors should exercise caution in comparing first quarter results for 1997 and 1998, because sales for the first quarter of 1997 were artificially depressed by delays in production and shipment caused by the Company's move to its new facility. "Nonetheless," he adds, "we expect strong revenue growth to continue as we see the full effects of the acquisitions, and as new sales and marketing campaigns begin for the Hempen and Blue Ridge brands."

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FBC reported a net loss of $736,004, or 12 cents per share, compared with a net loss of $645,502, or 33 cents per share, in the same period a year ago. Management said the loss was primarily attributable to an increase in overhead expenses. These include the higher fixed production costs such as depreciation, building and equipment leasing costs, supervisory salaries, and interest expenses associated with owning and operating the new brewery for the entire quarter of 1998, compared to 1997, when those costs were not fully accounted for until the second quarter. The addition of sales, marketing and accounting staff also raised the Company's expenses during the quarter compared to a year earlier.

According to Brannon, "This is the smallest loss we have experienced since the new brewery costs were fully absorbed. These results show marked improvement in several of our key measures of performance: sales; revenue per barrel; revenue per employee; discounts, returns and allowances; direct production costs and gross margin and cash flow, when compared to the past three quarters. The improvement can be traced directly to the increased sales volume brought about by the introduction of Hempen Ale and the acquisitions of Wild Goose and Brimstone. As we move into the "high season" and have the opportunity to sell the new brands for a full quarter, we expect these improvements to accelerate."

Brannon also said FBC had taken steps, effective in April, to reduce its costs and improve cash flow. The Company's sales force has been cut and re-directed to focus on the Company's core Mid-Atlantic market, reducing salary and other sales expenses. Administrative staffing has also been reduced. Brannon announced that most senior managers have agreed to accept significant salary reductions, in exchange for grants of the Company's stock. "These steps demonstrate management's commitment to improve the Company's bottom line and increase shareholder value, as well as our belief that we will succeed in doing so."

According to McGinnis, "The substantial gains we have made in increasing sales and improving brewery capacity utilization should continue throughout the year, improving our bottom line performance. March was one of the best months in Company history and April revenues were again up by 290% on a 243% increase in barrels sold over last year. With our intensified focus on cost controls and cash flow, we are very optimistic about our future performance."

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Frederick Brewing Co. was founded in 1993 with the Blue Ridge brand of beers. In
January 1998, the Company acquired two other Maryland microbreweries, Wild Goose Brewery and Brimstone Brewing Co., nearly doubling the Company's sales and revenues, creating the Mid-Atlantic's largest craft brewery. All FBC brands are brewed at the Company's 57,000 square foot facility in Frederick and are distributed in 35 states and the District of Columbia. FBC shares are traded under the NASDAQ symbol: BLUE. Free public tours and tastings are held at the brewery every Saturday and Sunday at 1:30 p.m. Visit Frederick Brewing Co.
online at http://www.fredbrew.com.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the actual management of growth, competition and other risks detailed in the Company's SEC filings. Actual results may differ materially from such information set forth herein.